-------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D

              under the Securities Exchange Act of 1934 as amended
                                (Amendment No. 2)

                            WIMM-BILL-DANN FOODS OJSC
-------------------------------------------------------------------------------
                                (Name of Issuer)

                ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES EACH
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    97263M10
-------------------------------------------------------------------------------
                                 (CUSIP Number)

        Roman V. Bolotovsky                           Aleksandrs Timohins
      Wimm-Bill-Dann Foods OJSC              c/o United Burlington Investments
16/15 Yauzsky Blvd. Moscow 109028 Russia                   Limited
      Tel: +7-095-105-5805                      Bol'shoi Zlatoustinskiy Lane 9
       Fax: +7-095-105-5800                         Moscow 101111 Russia
                                                    Tel: +7-095-722-9733
                                                    Fax: +7-095-232-5641

           with a copy to:                              with a copy to:

        William S. Lamb, Esq.                        Joseph G. Connolly, Jr.
LeBoeuf, Lamb, Greene & MacRae, L.L.P.               Hogan Hartson L.L.P.
125 West 55th St., New York, NY 10019            555 Thirteenth Street, NW,
         Tel.: 1-212-424-8000                        Washington, DC 20004
         Fax: 1-212-424-8500                         Tel: 1-202-637-5600
                                                     Fax: 1-202-637-5910
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

           February 4, 2004; February 10, 2004; and February 20, 2004

-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                       ----------------------------------

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                         (Continued on following pages)

                              (Page 1 of 23 Pages)

CUSIP NO. 97263M10                       13D                     Page  2 of 23


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Gavril A. Yushvaev
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) |_|
                                                        (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                           OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                               |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                8,272,948
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
                       --------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page 3 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Mikhail V. Dubinin
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------

4.       SOURCE OF FUNDS

                           OO
-------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                               |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                  ---------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                3,603,406
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
                       --------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                              |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page  4 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Sergei A. Plastinin
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                           OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                    |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation

                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                5,351,421
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page  5 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Alexander S. Orlov

-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a) |_|
                                                  (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                    OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                             |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                2,298,572
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                          |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page  6 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         David Iakobachvili
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a) |_|
                                                  (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Kingdom of Sweden
                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                  ---------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                3,164,500
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page  7 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Mikhail I. Vishnyakov
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a) |_|
                                               (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                   OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
-------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                1,139,765
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page  8 of 23

-------------------------------------------------------------------------------
NAME OF REPORTING PERSON

1.       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Evgeny L. Yaroslavskiy
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a) |_|
                                                   (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                   OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                    |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                  ---------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                630,231
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page  9 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Victor E. Evdokimov
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) |_|
                                                (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                        |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Russian Federation
-------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                  ---------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                221,948
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                        |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page 10 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         United Burlington Investments Limited
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) |_|
                                                        (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                   |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Great Britain
                       --------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        None
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                None
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

CUSIP No. 97263M10                           13D                  Page 11 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Aleksandrs Timohins
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) |_|
                                                 (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                             |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Passport holder of the Republic of Latvia with the status of Alien
-------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                         None
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                None
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1

         None
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page 12 of 23

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         I.M. Arteks Holdings Limited
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a) |_|
                                               (b) |X|
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

                                                                   |_|
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cyprus
-------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                None
                       --------------------------------------------------------
NUMBER OF SHARES       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        27,009,049
EACH                   --------------------------------------------------------
REPORTING              9.       SOLE DISPOSITIVE POWER
PERSON WITH
                                2,326,258
                       --------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,009,049
-------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                    |_|
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.38%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

CUSIP NO. 97263M10                       13D                     Page 13 of 23

                                  SCHEDULE 13D

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 2 (this "Amendment No. 2") amends the statement on
Schedule 13D filed with the Securities and Exchange Commission on September 16, 2003 (the "Initial Schedule 13D"), as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 21, 2003 (the Initial
Schedule 13D, as so amended, being the "Schedule 13D"). This Amendment No. 2 is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the "Ordinary Shares"), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the "Issuer"), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the "American Depositary Shares" or "ADSs") represents one Ordinary Share. Each reference in this Amendment No. 2 to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
         -----------------------

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) and (f) This statement on Schedule 13D is being filed by Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Evgeny L. Yaroslavskiy, Victor E. Evdokimov and Aleksandrs Timohins (the "Natural Reporting Persons"), and United Burlington Investments Limited, a private limited company organized under the laws of England and Wales ("United Burlington", and together with the Natural Reporting Persons, the "Reporting Persons"). In connection with the disposal by United Burlington of all of its Ordinary Shares to I.M. Arteks Holdings Limited, a Cyprus limited liability company ("Arteks"), and Arteks' accession to the Shareholders Agreement as of February 4, 2004, as more fully described in Items 5(c) and 6 below, Arteks joins in this filing as a Reporting Person, and with effect from this filing, Aleksandrs Timohins will cease to be a Natural Reporting Person and a Reporting Person and United Burlington will cease to be a Reporting Person. All references to Natural Reporting Persons and Reporting Persons hereinafter set forth shall be construed accordingly.

         Exhibit 1 sets forth the following information with respect to each Natural Reporting Person: (i) name; (ii) residence or business address; and
(iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Please see Item 6 of the cover page to this Schedule 13D for the citizenship of each Natural Reporting Person.

         Arteks has its principal offices at Naousis 1, Karapatakis Building, P.C. 6018 Larnaca, Cyprus, and it is principally engaged in the business of investments. The executive officers and directors of Arteks, the persons controlling Arteks, and the directors and executive officers of the persons controlling Arteks are set forth on Exhibit 2 hereto. Exhibit 2 sets forth the following information with respect to each such person that is a natural person:
(i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted; and (iv) citizenship. Exhibit 2 sets forth the following information with respect to each such person that is a legal entity:
(i) name; (ii) jurisdiction of organization; (iii) principal business; and (iv) principal office.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Exhibit 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 97263M10                       13D                     Page 14 of 23


(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Exhibit 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Paragraph (2) of Item 3 is hereby amended and restated in its entirety as follows:

Arteks issued a promissory note to United Burlington in the amount of the purchase price of all the Ordinary Shares it acquired from United Burlington, as consideration for such Ordinary Shares.

Item 4.  Purpose of Transaction
         -----------------------

Each of the Natural Reporting Persons acquired his Ordinary Shares before the Ordinary Shares were registered under the Securities Exchange Act of 1934, as amended. The purpose of the acquisition by each Reporting Person of the Ordinary Shares has been to make an investment in the Issuer. The Reporting Persons may acquire or dispose of Ordinary Shares in the future depending upon market conditions, personal objectives and other facts and circumstances.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in its entirety as follows:

(a) and (b) Amount and Nature of Beneficial Ownership Reported

         The Reporting Persons collectively have, by virtue of the Shareholders Agreement, beneficial ownership of and shared voting power over an aggregate of 27,009,049 Ordinary Shares, representing approximately 61.38% of the aggregate amount of the Issuer's shares. The percentage amounts are calculated based upon 44,000,000 Ordinary Shares outstanding as of May 10, 2003, based on information contained in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003. The Ordinary Shares beneficially owned by the Reporting Persons are directly held as follows:

         (i) Gavril A. Yushvaev is a direct holder of 8,272,948 Ordinary Shares, as to which Gavril A. Yushvaev possesses sole investment power;

         (ii) Mikhail V. Dubinin is a direct holder of 3,603,406 Ordinary Shares, as to which Mikhail V. Dubinin possesses sole investment power;

         (iii) Sergei A. Plastinin is a direct holder of 5,351,421 Ordinary Shares, as to which Sergei A. Plastinin possesses sole investment power;

         (iv) Alexander S. Orlov is a direct holder of 2,298,572 Ordinary Shares, as to which Alexander S. Orlov possesses sole investment power;

         (v) David Iakobachvili is a direct holder of 3,164,500 Ordinary Shares, as to which David Iakobachvili possesses sole investment power;

         (vi) Mikhail I. Vishnyakov is a direct holder of 1,139,765 Ordinary Shares, as to which Mikhail I. Vishnyakov possesses sole investment power;

CUSIP NO. 97263M10                       13D                     Page 15 of 23

         (vii) Evgeny L. Yaroslavskiy is a direct holder of 630,231 Ordinary Shares, as to which Evgeny L. Yaroslavskiy possesses sole investment power;

         (viii) Victor E. Evdokimov is a direct holder of 221,948 Ordinary Shares, as to which Victor E. Evdokimov possesses sole investment power; and

         (ix) Arteks is a direct holder of 2,326,258 Ordinary Shares, as to which Arteks possesses sole investment power.

(c) As of February 4, 2004 United Burlington sold the 2,771,264 Ordinary Shares, representing approximately 6.28% of the Ordinary Shares, which it directly owned (and of which Mr. Timohins may have been deemed to be the beneficial owner) in a private transaction under Regulation S at a price per share of $19.00 in exchange for a promissory note issued by Arteks to United Burlington.

         On February 4, 2004 and February 10, 2004, certain of the Natural Reporting Persons sold an aggregate of 1,754,994 Ordinary Shares, representing in the aggregate approximately 4% of the Ordinary Shares, in private sales arranged by a broker located in Russia. The following Natural Reporting Persons individually sold the following number of Ordinary Shares on the dates and at the prices indicated below:

             Natural                 Date              Number         Price
        Reporting Person            of Sale           of Shares      per Share
        ----------------            -------           ---------      ---------

        Mikhail V. Dubinin        February 4, 2004       63,215       $15.75

                                  February 4, 2004      462,205       $15.33

                                  February 10, 2004     342,595       $15.60

        Alexander S. Orlov        February 4, 2004       17,622       $15.75

                                  February 4, 2004      212,283       $15.33

                                  February 10, 2004     209,805       $15.60

        Mikhail I. Vishnyakov     February 10, 2004     218,033       $15.60

        Evgeny L. Yaroslavskiy    February 4, 2004       90,173       $15.33

                                  February 10, 2004      96,606       $15.60

        Victor E. Evdokimov       February 4, 2004        1702        $15.75

                                  February 4, 2004       20,499       $15.33

                                  February 10, 2004      20,256       $15.60


         On February 4, 2004, Arteks sold 214,840 Ordinary Shares at a price of $15.33 per share, and on February 10, 2004 Arteks sold 230,166 Ordinary Shares at a price of $15.60 per share, in private sales to a company with its registered address in Cyprus. In the aggregate, Arteks disposed of approximately 1% of the Ordinary Shares in such sales.

CUSIP NO. 97263M10                       13D                     Page 16 of 23


         On February 20, 2004, Evgeny L. Yaroslavskiy sold 346,153 Ordinary Shares, representing approximately 0.79% of the Ordinary Shares, to David Iakobachvili in a private sale in Russia at a price of $13.00 per share.

(d) So far as the Reporting Persons are aware, except as set forth in this Amendment, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons.

(e) United Burlington and Mr. Timohins ceased to be beneficial owners of any Ordinary Shares as of February 4, 2004.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

Paragraph 1 of Item 6 is amended to add the following at the end of the introductory paragraph:

         As of February 4, 2004 United Burlington sold the 2,771,264 Ordinary Shares that it directly owned. As a result of the sale, United Burlington ceased to be a party to the Shareholders Agreement. In connection with its acquisition of such Ordinary Shares from United Burlington, Arteks confirmed its accession to the Shareholders Agreement as of February 4, 2004, by executing an accession letter (the "Accession Letter"), a copy of which is attached hereto as Exhibit 3.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

(1)      Information Concerning Natural Reporting Persons

(2) Information Concerning Directors and Executive Officers of Arteks, Control Persons of Arteks, and Directors and Executive Officers of such Control Persons

(3)      Accession Letter

(4) Specific Power of Attorney, dated November 17, 2003, by I.M.Arteks Holdings Limited, appointing Natalia V. Elizarova as attorney-in-fact

(5) Power of Attorney, dated September 4, 2003 by each of the Natural Reporting Persons (excluding, for the avoidance of doubt, Aleksandrs Timohins), appointing Roman V. Bolotovsky and Tatiana A. Mikhaylova as attorneys-in-fact (incorporated herein by reference to the Initial
         Schedule 13D)

CUSIP NO. 97263M10                       13D                     Page 17 of 23


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we, the undersigned, hereby certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for Gavril A. Yushvaev

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for Mikhail V. Dubinin

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for Sergei A. Plastinin

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for Alexander S. Orlov

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for David Iakobachvili

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for
                                   Mikhail I. Vishnyakov

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky
                                   as Attorney-in-Fact for Victor E. Evdokimov

Date:  March 3, 2004        By     /s/ Roman V. Bolotovsky
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Roman V. Bolotovsky

                                   as Attorney-in-Fact for
                                   Evgeny L. Yaroslavskiy

CUSIP NO. 97263M10                       13D                     Page 18 of 23



Date:   February 19, 2004          United Burlington Investments Limited
                            By     /s/ Aleksandrs Timohins
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Aleksandrs Timohins
                                   Title:   Director

Date:  February 19, 2004    By     /s/  Aleksandrs Timohins
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Aleksandrs Timohins

Date:  March 3, 2004               I.M. Arteks Holdings Limited
                            By     /s/  Natalia V. Elizarova
                                   -----------------------
                                   [GRAPHIC OMITTED]
                                   Name: Natalia V. Elizarova
                                   Title:   Attorney-in-Fact

CUSIP NO. 97263M10                       13D                     Page 19 of 23


                                  Exhibit Index
                                  -------------

Exhibit 1      Information Concerning Natural Reporting Persons.

Exhibit 2      Information  Concerning  Directors and Executive
               Officers of Arteks, Control Persons of Arteks, and Directors and Executive Officers of such Control Persons.

Exhibit 3      Accession Letter.

Exhibit 4 Specific Power of Attorney, dated November 17, 2003, by I.M.Arteks Holdings Limited, appointing Natalia V. Elizarova as attorney-in-fact.

Exhibit 5 Power of Attorney, dated September 4, 2003, by each of the Natural Reporting Persons (excluding, for the avoidance of doubt, Aleksandrs Timohins), appointing each of Roman
               V. Bolotovsky and Tatiana A. Mikhaylova as attorneys-in-fact (incorporated herein by reference to the Initial Schedule 13D).

CUSIP NO. 97263M10                       13D                     Page 20 of 23


                                                                      Exhibit 1
                                                                      ---------

Set forth below are the name, business address and present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, for each of the Natural Reporting Persons.

Name                    Business Address             Employment and Employer
----                    ----------------             -----------------------

Gavril A. Yushvaev      Wimm-Bill-Dann Foods OJSC    President of
                        16/15 Yauzsky Blvd.          "RusAgroProject" CJSC
                        Moscow 109028 Russia

Mikhail V. Dubinin      Wimm-Bill-Dann Foods OJSC    Member of the Board of
                        16/15 Yauzsky Blvd.          Directors of
                        Moscow 109028 Russia         Wimm-Bill-Dann Foods OJSC

Sergei A. Plastinin     Wimm-Bill-Dann Foods OJSC    Director and Chairman of
                        16/15 Yauzsky Blvd.          the Management Board of
                        Moscow 109028 Russia         Wimm-Bill-Dann Foods OJSC

Alexander S. Orlov      Wimm-Bill-Dann Foods OJSC    Member of the Board of
                        16/15 Yauzsky Blvd.          Directors of
                        Moscow 109028 Russia

David Iakobachvili      Wimm-Bill-Dann Foods OJSC    Chairman of the Board
                        16/15 Yauzsky Blvd.          of Directors of
                        Moscow 109028 Russia         Wimm-Bill-Dann Foods OJSC

Mikhail I. Vishnyakov   Wimm-Bill-Dann Foods OJSC    Member of the Board
                        16/15 Yauzsky Blvd.          of Directors of
                        Moscow 109028 Russia         "Lianozovo Dairy" OJSC

Evgeny L. Yaroslavskiy  Wimm-Bill-Dann Foods OJSC    Deputy General Director
                        16/15 Yauzsky Blvd.          of "Trine" Co.Ltd.
                        Moscow 109028 Russia

Victor E. Evdokimov     Wimm-Bill-Dann Foods OJSC    Investment counselor to
                        16/15 Yauzsky Blvd.          Chairman of the Management
                        Moscow 109028 Russia         Board of Wimm-Bill-Dann
                                                     Foods OJSC

CUSIP NO. 97263M10                       13D                     Page 21 of 23

                                                                     Exhibit 2
                                                                     ---------

Set forth below are the name, business address, present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted and citizenship of each natural person that is a director or executive officer of Arteks, a control person of Arteks, or a director or executive officer of such a control person.

Name              Business Address          Employment and          Citizenship
----              ----------------          --------------          -----------
                                            Employer
                                            --------

Andreas           Naousis 1, Karapatakis    Business Consultant,    Cypriot
Karapatakis       Building, P.C. 6018       I.M. Arteks Holdings
                  Larnaca, Cyprus           Limited and Deerfield
                                            Management Limited

Jean-Pierre       Naousis 1, Karapatakis    Lawyer,                 Cypriot
Haroutounian      Building, P.C. 6018       I.M. Arteks Holdings
                  Larnaca, Cyprus           Limited

Yiannakis         Naousis 1, Karapatakis    Business Consultant,    Cypriot
Papatheodorou     Building, P.C. 6018       Deerfield Management
                  Larnaca, Cyprus           Limited


Set forth below are the name, jurisdiction of organization, principal business and principal office of each legal entity that is a director or executive officer of Arteks, a control person of Arteks, or a director or executive officer of such a control person.

Name          Jurisdiction of   Principal Business        Principal Office
----          ---------------   ------------------        ----------------
              Organization
              ------------

Deerfield     Cyprus            Investment business       Naousis 1, Karapatakis
Management                                                Building, P.C. 6018
Limited                                                   Larnaca, Cyprus

CUSIP NO. 97263M10                       13D                     Page 22 of 23

                                                                    Exhibit 3
                                                                    ---------

                                Accession Letter

I.M. ARTEKS HOLDINGS LIMITED
______________________________

Naousis, 1 Karapatakis building
P.C. 6018, Larnaka, Cyprus

04.02.2004

                                         To the Board of Directors of
                                         OJSC "WIMM-BILL-DANN Food Products"


         Hereby private limited liability company "I.M. ARTEKS HOLDINGS LIMITED", registered in Republic of Cyprus on October 6, 2003 under the number No. 141751, according to the Companies Law, as a shareholder of OJSC "WIMM-BILL-DANN FOOD PRODUCTS" intends to comply with the terms of the agreement of shareholders of January 16, 2002 regarding the order of election of directors and the unified order of voting, and as well, in connection with the fact, that the Company "I.M. ARTEKS HOLDINGS LIMITED", owns more than 5% of shares of abovementioned OJSC, deems it expedient to file information with the American securities commission on form 13D jointly with other shareholders of the Company.

                                                            /s/ N.V. Elizarova
                                                            ------------------

Attorney in fact                                            N.V. Elizarova

CUSIP NO. 97263M10                       13D                     Page 23 of 23


                                                                    Exhibit 4
                                                                    ---------

                           Specific Power of Attorney

The Republic of Cyprus, the city of Larnaca on the 17th November, Two Thousand and Three

KNOW ALL MEN BY THESE PRESENTS that


                          I.M. Arteks Holdings Limited

a company incorporated and registered under and pursuant to the Laws of the Republic of Cyprus under Reg. No. 141751 with Registered Office at Naousis 1, Karapatakis Building, P.O. 6018, Larnaca, Cyprus, (hereinafter called "the Grantor") has made, constituted and appointed and by these presents does make, constitute and appoint


                         Elizarova Natalia Vladimirovna,
    born on December 09, 1949 (passport No. 45 05 119606, issued by Passport
     Office No. 1 of OVD of Taganskiy district of Moscow on April 16, 2003), residing at: Moscow, B. Fakelniy pereulok, 2/22,
                                    apt. 75

(hereinafter called "the Attorney") its Attorney, for it and in its name, place and stead to do all or any of the following acts and deeds:

1. To represent the Grantor before any other person, persons, corporations, organizations, agencies, governmental authorities, security or stock exchanges, depositaries or any other authority or legal entity or registrar with regards to the purchase and sale of shares/securities and/or participatory interests of any company or corporation (hereinafter the "Shares");

2. To negotiate, enter into, sign any contract or sale agreement on behalf of the Grantor and to carry into effect and perform all such agreements entered into by the Grantor with any other person, persons, corporations, organizations or agencies with regards to the purchase and sale of Shares;

3. To execute and sign on behalf of the Grantor any transfers, assignments, deeds and instruments whatsoever and perform any and all acts and formalities deemed necessary with relation to the purchase and sale of Shares;

4. To execute, sign, deliver, submit and receive any and all documents and notices necessary or advisable for proper performing or causing to be performed of all and any acts which the Attorney is by these presents empowered to do; and,

AND the Grantor hereby undertakes to ratify everything which the Attorney in that behalf hereinbefore contained shall do or purport to do in virtue of this Power of Attorney.

IN WITNESS WHEREOF the Common Seal of the Company was affixed to this deed in the presence of Dr. Andreas Karapatakis, Mr. Jean-Pierre Haroutounian and A.J.K. Management Services Limited, this 17th day of November, 2003.

For and on Behalf of I.M. Arteks Holdings Limited

/s/ Andreas Karapatakis
    -------------------
Dr. Andreas Karapatakis
Director                            [I.M. Arteks Holdings Limited Seal]

/s/ Jean-Pierre Haroutounian
    ------------------------
Mr. Jean-Pierre Haroutounian
Director

/s/ for and on behalf of A.J.K. Management Services Limited
    -------------------------------------------------------
A.J.K. Management Services Limited, Secretary [A.J.K. Management Services Limited Seal]


           This Power of Attorney is valid for the period of one year.